Exhibit 99.1

Company Presentation March 2010 José Antonio Fay- CEO Leopoldo Saboya - CFO and IRO Disclaimer The results of the fourth quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. on July 7 2009 as Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities. All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes. 2

About the Company Sustainable growth track record Gross Sales- R$ million CAGR (2005-2009) 42.8% 5.873 2005* pro-forma 2009 gross sales 6.106 2006 of: R$ 0.8bi 7.789 2007 Becel Of: R$ 0.9bi 13.161 2008 Of: R$ 5.3bi 24.426* 2009 4

We are one of Brazil's largest food companies R$20.9 billion of net sales 2009 (58% Domestic Market) 64 Industrial units More than 100 thousand employees Exports about 190 thounsand tons/month over 110 countries Slaughter 6.7 million heads of poultry/day and 39.3 thousand heads of pork + cattle/day Annual production of 4.8 million tons of food derived from meat and 1.2 million tons of milk Portfolio of more than 3.000 SKUs with strong brands A global leader is created Global Scale Largest company in processed and frozen products in Brazil Largest poultry exporter in the world Second-largest protein company in the world by market capitalization Sustainable Growth Growth driven by long-term strategic plan Diversified product portfolio holding key market share positions Highly recognized brands in Brazil and in international markets Corporate governance Adherence to the highest corporate governance standards SEC registered; Sarbanes-Oxley compliance Listed in Bovespa for over 30 years and in the NYSE for 10 years Economic, social and environmental sustainability Disciplined financial practices Robust risk management framework Adequate available liquidity Strong historical growth never jeopardized leverage levels 5 6

Key Brands Unique production platform and distribution network  Footprint in Brazil  Plants across Brazil out of the Amazon region  Concentrated in the Mid-West and South region  Plants  Offices / Distribution Center  60 unit plants  Distribution reaches 98% of the Brazilian territory  The only company with a nationwide distribution network for refrigerated products in Brazil 7 8

Breakdown of net sales — 2009 Diversified product portfolio Pro-forma By Product Milk * 7.0% Dairy Products 3.4% Other Processed 7.6% Processed Products 38.9% Pork / Beef 9.1% Poultry 31.3% Others 2.6% By Market Domestic market 58.1% Exports 41.9% * Includes UHT, pasteurized and powdered milk With strong presence in Global Market 9% of the global protein trade 19commercial offices abroad Leading Brand - inside consumers minds Brand in advanced stage of development Brand in initial stage of development Top of Mind in the Middle East Top of Mind in Russia Europe: Local processing and access to food service and retail (Plusfood) 9 10

Investments Pro-forma 2009 R$ 802.8 million Vitoŏria de Santo Antão 6.8% Productivity and Optimization 68.4% New Projects 3.2% Bom Conselho/Trĕs de Maio 12.3% Lucas do Rio Verde 9.3% Investments in Breeder Stock: R$368 million Bom Conselho Trĕs de Maio Vitŏria de Santo Antão Lucas do rio Verde P.S.: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances 11 Innovation to win 2009 main launches Ready-to-eat dishes Light / healthy products Individual portions 11 12

Shareholder’s Composition As of 12/31/2009 Difuse Control - Equal Rights Sahiá 0.9% Previ-BB 13.7% Petros 9.1% Valia 3.0% Sistel 1.5% ADR’s (NYSE) 8.1% Foreing Investors 26.5% Treasury shares 0.3% Domestic Investors 36.9% Number of Common Shares: 436,236,623 Capital Stock: R$ 12.6 billion 13 Monthly traded volume 4rd Quarter 2009: US$ 61.9 million/day – 278% higher 2009: US$ 39.2 million/day – 46% higher Volume (US$ million) 1,500 1,200 900 600 300 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 BRFS3 BRFS Price BRFS3 (US$) Price US$ 35 30 25 20 15 10 5 0 13 14

Integration  Strategy  New Company  Better than combination between Perdigão and Sadia  Low Cost  Value added products/strong brands  Constant Innovation  Quality Perception High Performance Culture  State of the Processes 16

Macro Stages - Association



May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 10
Corporate operations
05/19 Announc.
Incorp. HFF
Incorp. Sadia
CADE Process
Capitalization
Offering R$ 4.6 bi
Greenshoe R$ 0.7bi
Transfer to Sadia
R$ 2.2 bi
R$ 1.3bi
Coordination – Exports*
CADE amendment Exports
Purchasing** and Domestic Market *
CADE amendment DM/ Purch.

*Exports and Sale to Domestic Market related to in natura products
** Acquisition of raw material and services

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Integration planning

Key merger highlights

- Financial operations already centralized under BRF holding platform since July 2009
- Integration of administrative, production and commercial operations subject to approval of Brazilian antitrust authorities
- Coordination of "in-natura" meat export activities approved since September 2009
- Integration governance focused on seamless execution and corporate culture of inclusion

Project governance



Board committee
Executive committee
Key integration teams
Integration management
Organization and culture
Integration teams

Anti-trust approval status



July 2009
Corporate aspects
Integrate finance platform
Merger of shares
September 2009
"In natura" export market
Merger of shares completed
January 20, 2010(1)
Sourcing
"In natura" domestic market
June /July 2010(1)
Approval by CADE (2)

(1) Expected
(2) Brazilian Administrative Council for Economic Defense

18

Perspectives World Meat Trade 25,000 20,000 15,000 10,000 5,000 0 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* 2010** Preliminary ** Forecast *** Poultry: Chicken, Specialty Poultry and Turkey Beef Pork Poultry Source USDA (oct/09)12.802 22.711 21.704 8.890 5.608 7.206 20

Brazilian Exports THOUSAND TONS 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* 2010** 1,564 6,090 700 12% 40% 26% *** 3,520 1,870 11% 28% Aggregate Brazilian Market Share Preliminary ** Forecast *** Poultry (Chicken, special poultry and turkey) Brazilian Market Share Source: USDA (Oct/09) Positive Brazilian Outlook Real income growth (%) Total Wages: 6% 0.2 1.2 4.8 3.2 2.2 2.8 3.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 2004 2005 2006 2007 2008 2009 2010 Sales of specialty meats (Brazil) Consumption of processed meat kg/per captia/year (indexes - Brasil = 100) 180,000 175,000 170,000 165,000 160,000 155,000 150,000 145,000 140,000, JAN/FEB 2007 JUL/AUG 2007 JAN/FEB 2008 JUL/AUG 2008 MAR/APR 2009 SEP/OCT 2009 -10% +16% Brazil Balgary Slovakia Mexico Spain USA France United Kingdom Germany 100 123 229 291 341 386 420 623 700 Source: IBGE, MTE, AC Nielsen 21 22

Large company with global scale BRF’s Positioning in the Global Food Industry Size of the bubble: Market Cap (USS bi) 10.5x 9.5x 8.5x 7.5x 6.5x 5.5x 4.5x 0.0% 5.0% 10.0% 15.0% 20.0% Commodity Branding EV / EBITDA (x) Source: Facset (Market Capitalization as of June 30, 2009) and Companies’ public fillings Average EBITDA margin for 2006, 2007 and 2008 EBITDA Margin (%) 23